Exhibit 17.1

To the Directors of Facebank Group, Inc.:

I hereby submit my resignation as a director of Facebank Group, Inc., effective as of the close of business today July 31, 2020.

It has been my great privilege to be asked to lead this company from its early development stage, of just a few employees, through the completion and integration of our recent merger with fuboTV, and the incredible team we have today.

As a loyal and supportive shareholder of the company, I will remain committed to the impressive David Gandler as our CEO. I look forward to seeing how this company grows under his leadership and also under your mentorship and your guidance.

I would like to thank you - Edgar, Pär-Jörgen, Henry and Daniel – for coming together in support of David and our shareholders. Your collective wisdom and life experiences are remarkably well-suited to the challenges and opportunities of fuboTV, and I am sure this leaves all of our shareholders and employees feeling very optimistic about the future.

Sincerely,

John Textor